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December 1, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Astrea Acquisition Corp.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed October 22, 2021
File No.: 001-39996

Ladies and Gentlemen:

On behalf of Astrea Acquisition Corp. (the “Company” or “Astrea”), we respond as follows to the comment letter, dated November 5, 2021, relating to the above-captioned Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”). Captions and page references herein correspond to those set forth in amended filing of the Proxy Statement, a copy of which has been marked with the changes from the prior filing of the Preliminary Proxy Statement.

Please note that for the staff’s convenience, we have recited each of the staff’s comments and provided the Company’s response to each comment immediately thereafter.

Preliminary Proxy Statement on Schedule 14A filed October 22, 2021

Risk Factors The Tax Receivable Agreement will require us to make cash payments to certain of the Pre- Closing Holders, page 62

1.

We note the disclosure that you will be required to make a lump-sum cash payment to all the TRA Holders under the Tax Receivable Agreement, in certain early termination events, at the option of certain TRA Holders, which could be material. Please expand your disclosure to describe the key provisions and early termination events.

We have revised the disclosure on page 63 of the Proxy Statement as requested.

Unaudited Pro Forma Condensed Combined Financial Information Notes to Unaudited Pro Forma Condensed Combined Financial Information Note 1. Description of the Business Combinations, page 156

2.

Your response to prior comment 13 states that HotelPlanner.com meets the definition of a VIE because the equity holders as a group will lack the power to direct the activities that most significantly impact the entity’s performance. However, as noted in our prior comment, the majority equity holders of HotelPlanner.com will be members of senior management and the board of directors of Astrea. Tell us how the involvement of individuals that hold an interest in HotelPlanner.com in these roles was considered in your analysis. In addition, explain the roles of management and the board in directing the activities of HotelPlanner.com after the merger transaction.

As an initial matter, HotelPlanner.com wishes to advise the staff that in response to comments 2, 3 and 4, in order to determine the accounting acquirer in this transaction under ASC 805-10-25-5, the Company considered: first, whether the transaction was between entities under common control, including considering EITF Issue No. 02-5, “Definition of ‘Common Control’ in Relation to FASB Statement No. 141” (“EITF 02-05”); second, whether the transaction was effected primarily by transferring cash or other assets or by incurring liabilities pursuant to ASC 805-10-55-11; and third, whether HotelPlanner.com will be a variable interest entity (“VIE”) and whether Astrea will be the primary beneficiary of the VIE pursuant to ASC Topic 810.

First, with respect to a transaction between entities under common control, the Company analyzed whether HotelPlanner.com would be under the common control of equity holders both before and after the transaction occurs. In making this determination we considered the definition of “common control” discussed but not finalized in EITF 02-05. The SEC Observer stated that the SEC staff believes common control exists if any one of the following situations arise:

a. An individual or enterprise holds more than 50% of the voting ownership interest of each entity.

b. Immediate family members hold more than 50% of the voting ownership interest of each entity and there is no evidence that those family members will not vote their shares in concert. Immediate family members include a married couple and their children, but not the married couple’s grandchildren. Situations in which entities are owned in varying combinations among living siblings and their children require careful consideration regarding the substance of the ownership and voting relationships in determining whether the related entities are under common control.

c. A group of shareholders holds more than 50% of the voting ownership of each entity, and that group provides contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert.

At the present time – i.e., before the transaction occurs -- there is no single party or group of related parties under common control (as defined in EITF 02-05 as outlined above) that controls either HotelPlanner.com or Reservations.com. After the transaction occurs, while the existing owners of HotelPlanner.com and Reservations.com will own approximately 68% to 76% of Astrea, assuming no redemptions and maximum redemptions, respectively, no single party or group of related parties under common control will control Astrea (including its consolidated subsidiaries, HotelPlanner.com and Reservations.com). This means that both before and after the transaction with Astrea occurs, the owners will not be considered to be entities under common control.

Second, the transaction will not be effected primarily by transferring cash or other assets or by incurring liabilities pursuant to ASC 805-10-55-11. In a transaction effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer is the party that transfers cash or other assets or incurs liabilities. This means the transaction will be effected primarily by the exchange of equity interests as described in ASC 805-10-55-12.

Third, HotelPlanner.com assessed whether HotelPlanner.com is a VIE and whether Astrea will be the primary beneficiary of the VIE as required by ASC 805-10-25-5. ASC 805-10-25-5 states that “in a business combination in which a variable interest entity (VIE) is acquired, the primary beneficiary of that entity always is the acquirer.”

With respect to the VIE determination under ASC 810-10-15-14(b)(1), HotelPlanner.com first assessed whether HotelPlanner.com will be like a limited partnership. After the transaction closes, HotelPlanner.com will be a Florida limited liability company (“LLC”). According to the Form of Second Amended and Restated Operating Agreement (“Operating Agreement”) located at Annex B-3 of the Proxy Statement, HotelPlanner.com will be managed by a managing member. This managing member will be Astrea. In addition, Astrea will have approximately 24% to 32% of the ownership interest in HotelPlanner.com, assuming no redemptions and maximum redemptions, respectively. The remaining 68% to 76% of ownership interests will be owned by the respective pre-combination owners of HotelPlanner.com and Reservations.com. The managing member, Astrea, will be viewed as the general partner of a partnership, while the members of HotelPlanner.com will be the viewed as limited partners of a partnership (as held by Astrea and the pre-combination owners). Accordingly, HotelPlanner.com will be considered a partnership-like entity.

As a partnership-like entity, the post-combination HotelPlanner.com entity is analyzed under the provisions of ASC 810-10-15-14(b)(1)(ii). That guidance provides that for limited partnerships, if there are no substantive kick-out rights or substantive participating rights held by the limited partners, then the entity is a VIE. According to the Operating Agreement, on a post-combination basis, the members of HotelPlanner.com will have no substantive kick-out rights or substantive participating rights. Thus, it was concluded that post-combination, HotelPlanner.com will be a VIE. Note that while there are other conditions to be a VIE discussed in ASC 810-10-15-14(a), (b) and (c), it is sufficient that only one condition (condition (b)(1) in this instance) is met for the entity to be determined as a VIE.

Once HotelPlanner.com has been determined to be a VIE, the next step is to determine which entity is the primary beneficiary of HotelPlanner.com. Under ASC 810-10-25-38A, the primary beneficiary is a reporting entity with both: (a) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance; and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

With respect to ASC 810-10-25-38A(a), the activities of HotelPlanner.com that most significantly impact its economic performance are determined by looking to the purpose and design of the VIE, and the risks the VIE is designed to create and pass along to its variable interest holders, as discussed in ASC 810-10-25-22. The purpose and design was to provide investors of HotelPlanner.com with the opportunity to earn a return on revenues generated from the core operations of providing platforms for customers to make hotel reservations. The risks the VIE is designed to create and pass along to its variable interest holders are those associated with operating the hotel reservations platforms. Therefore, the activities that most significantly impact the economic performance of HotelPlanner.com are the development, maintenance, and pricing of services associated with the hotel reservation platforms. Through its role as managing member, Astrea (which will be renamed HotelPlanner Inc.) has this power.

With respect to ASC 810-10-25-38A(b), Astrea’s investment in the ownership of HotelPlanner.com of approximately 24% to 32% will be significant enough to provide it with the obligation to absorb losses and right to receive benefits that potentially could be significant.

As a result, Astrea will be the primary beneficiary of HotelPlanner.com. ASC 805-10-25-5 requires that in a transaction in which a VIE is acquired, the primary beneficiary of the VIE will always be the acquirer. As the primary beneficiary of HotelPlanner.com, Astrea will be considered the accounting acquirer in this transaction.

In respect of the staff’s specific comment, the majority equity holders of HotelPlanner.com will include members of senior management of pre-combination HotelPlanner.com. The majority equity holders of Reservations.com will also include members of senior management of pre-combination Reservations.com. The majority equity holders of HotelPlanner.com will include two members of the board of directors of Astrea. Two members of the board of directors of Astrea will also be equity holders of Reservations.com, while the rest will be independent directors. However, we determined that although these individuals will hold interests in HotelPlanner.com, it will be Astrea, as managing member, that will have the power to direct the activities that most significantly impact the economic performance of HotelPlanner.com. Senior management and the members of the board of directors of Astrea will direct the activities of Astrea, which will be the primary beneficiary of HotelPlanner.com.

3.

We note from your response to prior comment 13 that the decisions that most significantly impact the economic performance of HotelPlanner.com are those that relate to its core operations. Tell us more about this assessment and your conclusion that providing customers a platform to book or reserve hotels is the activity that most significantly impacts HotelPlanner.com’s economic performance.

We initially refer the staff to the general response to comment 2 above.

With respect to the staff’s specific comment, as discussed above, the activities of HotelPlanner.com that most significantly impact its economic performance are determined by looking to the purpose and design of the VIE and the risks the VIE is designed to create and pass along to its variable interest holders as discussed in ASC 810-10-25-22. The purpose and design was to provide investors of HotelPlanner.com with the opportunity to earn a return on the core operations of providing platforms for customers to make hotel reservations. The risks the VIE is designed to create and pass along to its variable interest holders are those associated with operating the hotel reservations platforms. Therefore, the activities that most significantly impact the economic performance of HotelPlanner.com are the development, maintenance, and pricing of services associated with of the hotel reservation platforms.

4.

Your response to prior comment 13 states that the existing owners of HotelPlanner.com and Reservations.com will hold approximately 68% to 76% of both the voting power of and economic rights in Astrea. Tell us whether there is any relationship between these entities that would require evaluation of their interest on a combined basis. In addition, tell us more about your assessment of the kick-out rights and substantive rights of the existing owners of HotelPlanner.com and Reservations.com.

We initially refer the staff to the general response to comment 2 above.

With respect to the staff’s specific comment, as discussed above and in consideration of the definition of “common control” in EITF 02-05, there are no relationships between the existing owners of HotelPlanner.com and Reservations.com that would lead to the conclusion that they are related parties under common control.

In addition, the Operating Agreement of HotelPlanner.com will provide no kick-out rights or substantive participating rights as described in ASC 810-10-15-14(b)(1)(ii)(01) and (02) to the existing owners of HotelPlanner.com or Reservations.com. Therefore HotelPlanner.com would be considered to be a VIE under ASC 810-10-15-14(b)(1)(ii).

Management’s Discussion and Analysis of Financial Condition and Results of Operations of HotelPlanner.com Non-GAAP Financial Measures, page 216

5.

We note your response to prior comment 17. Tell us why you believe the PPP loan forgiveness income of $1.4 million recognized in 2021 should be added back to arrive the Adjusted EBIDTA for 2020, given that you indicate PPP loan forgiveness does not relate to your core business operations.

We have revised the disclosure on page 218 of the Proxy Statement to remove the PPP loan forgiveness income of $1.4 million recognized in 2021 to arrive at the Adjusted EBITDA for 2020.

General

6.

We note your diagram of the combined Company following the Closing of the Business Combination on pages 6-7. Please revise your organizational diagram to include interim and maximum redemption scenarios.

We have revised the footnote disclosure on page 9 of the Proxy Statement to include the requested information.

*************

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Felipe Gonzalez

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